UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Borealis Foods Inc.

(Name of Issuer)

Common Share, no par value

(Title of Class of Securities)

09973D105

(CUSIP Number)

Pouneh Rahimi

Borealis Foods Inc.

1540 Cornwall Rd. #104

Oakville, ON L6J 7W5, Canada

(905) 278-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09973D105

1	NAME OF REPORTING PERSONS Barthelemy Helg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,205,556
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,205,556
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,205,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.994%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares no par value (the “Common Shares”), of Borealis Foods Inc., a corporation incorporated under the laws of Ontario, with its principal offices at 1540 Cornwall Rd. #104, Oakville, ON L6J 7W5, Canada (the “Issuer”).

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Barthelemy Helg (the “Reporting Person”).

(b)	The principal office address of the Reporting Person is 1540 Cornwall Rd. #104, Oakville, ON L6J 7W5, Canada.

(c)	The Reporting Person serves as a non-executive chairman and director of the Company.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a Swiss citizen.

Item 3. Source and Amount of Funds or Other Consideration

On February 7, 2024 (the “Closing”), Borealis Foods Inc., a corporation incorporated under the laws of Canada (“Borealis”), Oxus Acquisition Corp., a Cayman Islands exempted company (“Oxus”), and 1000397116 Ontario Inc., an Ontario corporation and a wholly owned subsidiary of Oxus (“Newco”), consummated the closing of the transaction contemplated by the Business Combination Agreement, dated as of February 23, 2023, by and among Borealis, Oxus, and Newco (as amended, amended and restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”) pursuant to the approval at an extraordinary general meeting of the shareholders of Oxus held on February 2, 2024.

Pursuant to the Business Combination Agreement, among other things: (i) Oxus domesticated and continued as a corporation under the laws of Ontario, Canada (“New Oxus”); and (ii) (a) Newco and Borealis amalgamated (the amalgamated corporation resulting therefrom, “Amalco”), with Amalco surviving the amalgamation as a wholly-owned subsidiary of New Oxus; and (b) following that amalgamation, New Oxus and Amalco amalgamated (the corporation resulting therefrom, “New Borealis,” as a corporation under the Business Corporations Act (Ontario)). New Borealis will continue under the name “Borealis Foods Inc.” (now referred herein as the “Issuer”).

In connection with the Transaction, New Oxus issued 3,205,556 common shares of New Oxus to the Reporting Person, which, upon completion of the amalgamation, continued as Common Shares of Issuer.

Item 4. Purpose of Transaction

Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Person serves as a non-executive chairman and director of the Issuer and, in such capacity, may be involved in reviewing and approving transactions involving the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

From time to time, the Reporting Person, in his capacity as a non-executive chairman and director of the Issuer, may also acquire beneficial ownership of additional shares of Issuer Common Shares or other securities of the Issuer as compensation, by purchase or otherwise, including, but not limited to, (i) pursuant to the exercise of any outstanding share options then owned by the Reporting Person or (ii) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of shares of Issuer Common Shares and options to purchase Issuer Common Shares.

In addition, subject to the Reporting Person’s compliance with the terms of the Lock-Up Agreement described in Item 6 below, the Reporting Person may at any time and from time to time, and in each case upon such terms as the Reporting Person may deem advisable: (i) acquire additional Common Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of his Common Shares and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise, including through a trading plan created under Rule 10b5-1 under the Securities Exchange Act of 1934; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates), which transactions may be deemed to either increase or decrease the Reporting Person’s economic exposure to the value of the Common Shares and/or other securities of the Issuer; (iv) engage in any other hedging or similar transactions with respect to the Common Shares and/or other securities or instruments of the Issuer; and/or (v) use any or all of his Common Shares and/or other securities and/or instruments of the Issuer (or its affiliates) as collateral for loans, including in respect of margin account borrowings.

The Reporting Person may, at any time and from time to time, (i) review or reconsider his position in the Issuer or change his purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

Other than as described above in this Item 4 and in Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 3,205,556 shares of Issuer Common Shares, which represents approximately 14.99% of the outstanding shares of Issuer Common Shares.

(b)	The Reporting Person has the sole power to vote and dispose of 3,205,556 shares of Issuer Common Shares.

(c)	No transactions in the Issuer’s Common Shares were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above and Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transactions discussed in Item 3 above, which is incorporated herein by reference.

Lock-Up Agreement

In connection with the Business Combination Agreement, the Reporting Person entered into a Lock-Up Agreement, dated February 7, 2024, with the Issuer (the “Lock-Up Agreement”), pursuant to which the securities of Issuer held by the Reporting Person are locked-up and subject to transfer restrictions, subject to certain specifications and exceptions. Fifty percent (50%) of the Issuer Common Shares held by the Reporting Person are locked-up during the period commencing from Closing and ending on the earlier to occur of (i) 12 months after the date of the Closing and (ii) the date on which the closing price of Issuer Common Shares equals or exceeds $12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any 20 trading days within a 30-trading day period starting after the Closing, and the other fifty percent (50%) of such shares are locked-up during the period commencing from Closing and ending on 12 months after the date of Closing. The foregoing summary of certain terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Lock-Up Agreement, a copy of which was filed by Oxus as Exhibit 10.6 to the final prospectus and definitive proxy statement (the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2024 and is incorporated by reference herein as Exhibit 10.1.

Registration Rights Agreement

At the Closing, the Reporting Person and other shareholders of the Issuer entered into a registration rights agreement, dated February 7, 2024, with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer will be obligated to file a registration statement to register the resale of certain securities of the Issuer held by the Reporting Person and such other shareholders and provide the Reporting Person and such other shareholders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The foregoing summary of certain terms and conditions of the Registration Rights Agreement does not purport to be complete and it is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which was filed by Oxus as Exhibit 10.5 to the Proxy Statement/Prospectus filed with the SEC on January 16, 2024 and is incorporated by reference herein as Exhibit 10.2.

Promissory Notes

On December 31, 2019, the Issuer issued two demand promissory notes to the Reporting Person, pursuant to which the Issuer borrowed $1.2 million. On December 31, 2020, the Issuer issued two demand promissory notes to the Reporting Person, pursuant to which the Issuer borrowed $3.0 million. On February 2, March 18, March 31, June 8, June 23, and December 1, 2022, the Issuer issued demand promissory notes to the Reporting Person, pursuant to which the Issuer borrowed $1.5 million, $1.0 million, $937,167, $500,000, $350,000, and $36,625, respectively. The principal amount of each such promissory note bears interest at the annual rate of 10%. The foregoing summary of certain terms and conditions of the promissory notes do not purport to be complete and it is qualified in its entirety by reference to the complete text of the form of Promissory Note, a copy of which is filed herein as Exhibit 10.3, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
Exhibit 10.1	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.6 to the Proxy Statement/Prospectus, filed on August 14, 2023).
Exhibit 10.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Proxy Statement/Prospectus, filed on August 14, 2023).
Exhibit 10.3*	Form of Promissory Note.
Exhibit 24.1*	Power of Attorney.

*	Filed herewith

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2024

	By:	/s/ Barthelemy Helg
Barthelemy Helg